

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2014

Via E-mail
David DiStaso
Chief Financial Officer
iStar Financial Inc.
1114 Avenue of the Americas
39th Floor
New York, NY 10036

> **Re: IStar Financial Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed on March 3, 2014**
> **File No. 001-15371**

Dear Mr. DiStaso:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Operating Properties, page 8

1) Please define stabilized and transitional commercial properties and include this information in future filings.

Land, page 9

2) We note your disclosure on page 34 that you expect to have significant capital expenditures by the end of the current fiscal year. In future Exchange Act reports, for your material developments, please disclose, where applicable, the anticipated completion dates, the scope of development, and the costs incurred to date. For completed developments, please disclose development costs per square foot, clarifying whether leasing costs are included.

<u>Management's Discussion and Analysis and Analysis of Financial Condition and Results of Operations, page 24</u>

3) We note your disclosure in the business section that you had material acquisitions and dispositions in your net lease and operating properties segments. In future Exchange Act reports, to the extent material, please revise your disclosure to address period to period changes in your same store performance for your operating properties. Within same store, please disclose the relative impact of occupancy and rent rate changes. Please include how you define your same store portfolio.

<u>Critical Accounting Estimates, page 39</u>

4) We note that the company charges off loans when losses are confirmed through the receipt of assets such as cash in a pre-foreclosure sale, via ownership control of the underlying collateral in full satisfaction of the loan upon foreclosure or when significant collection efforts have ceased. Please explain to us why the company believes these scenarios are indicative of a confirmed loss in order for a charge off to occur. Explain why the company does not charge off a loan prior to these scenarios. For example, when a loan is 180 days past due or when the collateral value is below the carrying value.

<u>Financial Statements</u>

<u>Consolidated Statements of Cash Flows, page 50</u>

5) Please present cash flows used to acquire real estate assets separately from other capital expenditures and provide a reconciliation of these amounts to the information presented in Note 4-Real Estate. Additionally, include disclosure within Management's Discussion and Analysis providing a breakdown of other capital expenditures presented.

<u>Note 4 - Real Estate, page 59</u>

6) We note the company received a 75.6% equity interest in a newly formed unconsolidated entity as a result of a land contribution. Please tell clarify for us whether this entity is not consolidated and the basis for your conclusions.

<u>Note 5- Loans Receivable and Other Lending Investments, net, page 62</u>

7) We note that the loan loss provision in the current year includes $63.1 million of recoveries. Please clarify if these recoveries relate to one specific loan or multiple loans and how the company determined the loan amounts were recoverable.

8) We note approximately 28% of the company's loans are greater than 90 days delinquent. Please tell us the approximate amount of days these loans have been outstanding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions regarding the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor at (202) 551- 3673 or Stacie Gorman, Senior Counsel at (202) 551- 3585 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief